

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2024

Alan Rootenberg
Chief Financial Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia

> **Re:  Clearmind Medicine Inc.**
> **Form 20-F for the fiscal year ended October 31, 2023**
> **Filed January 29, 2024**
> **File No. 001-41557**

Dear Alan Rootenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences